September 24, 2008

Correspondence

Mr. Dana Brown
Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:  Javo Beverage Company, Inc. – SEC Comment Letter Response

Dear Mr. Brown:

In order to completely and accurately respond to the SEC comment letter we received dated August 14, 2008 we request an additional extension until October 7, 2008 to file our response.

The extension is necessary to allow additional time to work with my advisors, auditor and securities attorney to generate a complete and accurate response to the comments in the August 14, 2008 letter.  The Company’s growth has placed great demands on my time and the time of my staff.  In additional, illness and planned travel of Javo personnel and its advisors has further limited the time available for the response.

Please do not hesitate to give me a call.

Sincerely,

/s/ Richard A. Gartrell
Richard A. Gartrell
CFO
949-233-6868
760-560-5286 x 110

Javo Beverage Company, Inc.
1311 Specialty Dr.    Vista, CA  92081      ph. (760) 560-5286  fx. (760) 560-5287     www.javobeverage.com